UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)

MMRGlobal, Inc.
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

55314U207
 (CUSIP Number)

June 10, 2016
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
 ☑Rule 13d-1(c)
 ☐Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

The sole purpose of this Amendment No. 3 to Schedule 13 G is to correct a scribner's error pertaining to the date on page 1 of the 13G and disclose Sherry Hackett and David T. Loftus are married. Both Sherry Hackett and David Loftus each owns securities of the Company. Mr. Loftus filed a separate Schedule 13G on June 10th and a separate 13GA on June 13, 2016 disclosing such ownership. The filer and her spouse each hold sole voting and dispositive power over such securities.

CUSIP No. 55314U207	Page 2 of 5

SCHEDULE 13G

1.	NAMES OF REPORTING PERSONS. Sherry Hackett
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 21,038,441
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 21,038,441
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,038,441*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%**
12.	TYPE OF REPORTING PERSON (See Instructions) IN

* Consists of (i) 20,068,441 shares of common stock, (ii) a fully vested warrant to purchase 970,000 shares of common stock.

** Based on 250,060,616 shares of MMRGlobal, Inc. common stock, par value $0.001 per share, outstanding as of June 08, 2016, plus 970,000 shares of MMRGlobal, Inc. common stock issuable upon the exercise of outstanding warrants and conversion of convertible debt which are exercisable within 60 days of June 08, 2016.

CUSIP No. 55314U207	Page 3 of 5

Item 1. (a) Name of Issuer:

MMRGlobal, Inc.

(b) Address of Issuer's Principal Executive Offices:

4401 WILSHIRE BLVD., SUITE 200

Los Angeles, CA 90010

Item 2. (a) Name of Person(s) Filing:

Sherry Hackett

(b) Address of Principal Business Office(s):

Sherry Hackett:

9454 Wilshire Blvd., Suite 710

Beverly Hills, CA 90212

(c) Citizenship:

Sherry Hackett:

United States of America

(d) Title of Class of Securities:

Common Stock, $0.001 Par Value Per Share

(e) CUSIP Number:

55314U207

CUSIP No. 55314U207	Page 4 of 5

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4. Ownership.

(a) Amount beneficially owned: See Item 9 of Cover Pages

(b) Percent of class: See Item 11 of Cover Pages

(c) Number of shares as to which the person has:

(i) sole power to vote or to direct the vote of: See Item 5 of Cover Pages

(ii) shared power to vote or to direct the vote of: See Item 6 of Cover Pages

(iii) sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv) shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

CUSIP No. 55314U207	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2016	/s/ Sherry Hackett By: Sherry Hackett